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Max A. Webb

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Alexander & Baldwin Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4 and
Documents Incorporated by Reference
Filed March 20, 2012
File No. 333-179524

Dear Mr. Webb:

On behalf of Alexander & Baldwin Holdings, Inc. (the “Company” or “Holdings”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated March 29, 2012 (the “Comment Letter”) relating to amendment no. 1 to the registration statement on Form S-4 filed by the Company on March 20, 2012 (File No. 333-179524) (the “Registration Statement”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein. We have supplementally provided a blackline of the Registration Statement marked against the March 20, 2012 filing to facilitate the Staff’s review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 3 to the Registration Statement.

Form S-4

General

1.              Please file all remaining exhibits to the registration statement with the filing of your next amendment. Please also allow sufficient time for their review.

Response:  The Company filed Amendment No. 2 to the Registration Statement on March 29, 2012, including Exhibit 5.1 (Form of Opinion of Cades Schutte LLP as to legality of the securities being issued) and Exhibit 8.1 (Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain U.S. federal income tax matters).  In response to the Staff’s comment, concurrently with the filing of this letter, the Company is filing Amendment No. 3 to the Registration Statement, including Exhibit 5.1 (Opinion of Cades Schutte LLP as to legality of the securities being issued), Exhibit 8.1 (Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain U.S. federal income tax matters) and Exhibit 99.1 (Form of Proxy Card).

Questions and Answers about the Separation, page 9

2.              Please refer to your response to our prior comment 2. We note that you did not include a question and answer discussing how you intend to capitalize the two companies. Please revise accordingly. To the extent the intended capitalization of the two companies is not known at this time, please include a statement to that effect.

Response:  In response to the Staff’s comment, the Company added a question and answer regarding the capitalization of the two companies (see page 10).

The Holding Company Merger Proposal, page 24

3.              While we note your response to our prior comment 10, it appears that the provisions relating to the approval of the Maritime Restrictions should be unbundled from the provisions relating to the approval of the merger and the merger agreement as shareholder approval would be required for the proposed changes relating to Maritime Restrictions if presented on their own. Additionally, given the significant changes to Alexander & Baldwin Holding’s organizational documents from Alexander & Baldwin’s existing organizational documents as a result of the Maritime Restrictions, it appears that shareholders should have the opportunity to vote separately on this issue. Please revise your filing accordingly or advise.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement to unbundle the ratification of the Maritime Restrictions from the approval of the merger and the merger agreement.  See revisions contained in the CEO letter, Notice of Meeting, “Questions and Answers About the Annual Meeting,” “Questions and Answers About the Holding Company Merger Proposal,” “Questions and Answers About the Maritime Restrictions,” “Summary of the Holding Company Merger Proposal,” “Risk Factors,” “The Holding Company Merger Proposal” and “Description of Holdings Capital Stock” and see the new section captioned “Ratification of the Maritime Restrictions.”

Material U.S. Federal Income Tax Consequences, page 28

4.              Please explain why this discussion does not apply to owners of 5% or more of the total outstanding common stock of A&B. If these shareholders are subject to different tax treatment by virtue of their ownership percentage, please revise your disclosure accordingly.

Response:  In response to the Staff’s comment, the Company deleted the reference to owners of 5% or more of the total outstanding common stock of A&B (see page 29).

Exhibit 8.1

5.               In response to Staff’s oral comment, the Company revised the cross-references to the Registration Statement in the last paragraph of Exhibit 8.1 (see page 3 of Exhibit 8.1)

Other

6.               In response to the Staff’s request, we confirm that the Alexander & Baldwin, Inc. proxy statement will be revised to reflect all changes to the Registration Statement made in response to the Staff’s comments or otherwise.

*        *        *

If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber